DLA Piper LLP (US)
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Sidney Burke
sidney.burke@dlapiper.com
T	212.335.4509
F	212.884.8729

VIA FAX (202.772.9368) AND EDGAR

June 12, 2009

H. Roger Schwall

Assistant Director

Office of Natural Resources and Food Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.

Schedule 14A filed February 18, 2009, as Amended March 2, 2009

Response Letter Dated March 6, 2009

Response Letter Dated May 15, 2009

File No. 0-22818

Dear Mr. Schwall:

This letter is respectfully submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the comment letter dated May 29, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Ira J. Lamel, Executive Vice President and Chief Financial Officer of the Company, as well as oral discussions with the Staff. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, the comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s filing.

Schedule 14A filed February 18, 2009

Annual Cash Incentives, page 36

1.

We note your response to our prior comments 1 and 2 and the “Revised ‘Annual Cash Incentives’ Section” that you included as Exhibit A to your response letter dated May 15, 2009. We note that although you have added information about performance goals, you have removed the discussion of the points awarded for each goal. We also note your statement that “[t]he Compensation Committee considered each NEO’s overall performance and contribution to the achievement of the performance measures, as well

Mr. H. Roger Schwall

United States Securities and

Exchange Commission

June 12, 2009

as Mr. Simon’s assessment of the performance and contribution of Messrs. Lame1 and Carroll, in determining the annual cash incentive payments [emphasis added].” We also note, in your discussion of the gross margin financial measure, your reference to “credit for their performance against this measure.” Please revise to provide greater precision and clarity with regard to the process used to determine the payments; for example, explain whether the Compensation Committee determined and added up points achieved with regard to the various goals, exercised discretion with regard to overall results, or followed a process including both of these steps and perhaps other steps as well.

As discussed with the Staff, the Company proposes to revise its disclosure in its next proxy statement in response to this comment. Attached as Exhibit A hereto is a revised proposed version of the “Annual Cash Incentives” section. The revised proposed disclosure utilizes the information relating to the Company’s 2008 fiscal year to reflect the changes the Company intends to implement in its next proxy statement.

Potential Payments upon Termination or Change-in-Control, page 47

2.	We note your response to our prior comment 4 regarding the assumptions used in calculating the Black-Scholes value in connection with hypothetical termination or change in control. Please confirm that in future filings you will include disclosure about any such assumptions.

The Company confirms that, in the event that its disclosure regarding potential payments upon termination or change-in-control includes the disclosure of a Black-Scholes valuation, the Company intends to disclose the material assumptions underlying such valuation.

*    *    *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 335-4509 or Sanjay Shirodkar at (410) 580-4184 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Sidney Burke
Sidney Burke

EXHIBIT A

Revised “Annual Cash Incentives” Section

Annual Cash Incentives

Our annual cash incentive compensation program is designed to motivate our executive officers to achieve annual financial and operational performance based upon our financial, strategic direction and leadership performance objectives. In fiscal year 2008, the annual cash incentive targets were set at 100% of annual base salary for target performance and 50% of annual base salary for threshold performance. Messrs. Lamel and Carroll were eligible for annual cash incentive payments of up to 100% of their respective annual base salary and Mr. Simon was eligible for up to a maximum of 200% of his annual base salary for performance that exceeded target. Mr. Speiller was not eligible to participate in this program because he was not appointed as an executive officer until the fourth quarter of fiscal year 2008.

Performance Measures

Overview

For fiscal year 2008, the Compensation Committee adopted thirteen performance measures for Messrs. Simon and Lamel and fourteen performance measures for Mr. Carroll. These performance measures were grouped into three categories, Financial, Strategic Direction and Leadership, which guide the Compensation Committee in assessing each executive’s performance and determining individual annual cash incentive payments. The performance measures consisted of five Financial performance measures for each executive, which were weighted as 50% of the target award in the aggregate, five (for Messrs. Simon and Lamel) or six (for Mr. Carroll) Strategic Direction performance measures, which were weighted as 30% of the target award in the aggregate, and three Leadership performance measures for each executive, which were weighted as 20% of the target award in the aggregate. No one performance measure was considered to be material in determining annual cash incentive payments. The performance measures are set annually by the Compensation Committee and are intended to be difficult but realistic, given our expectations about our performance for the upcoming year. While the performance measures form a framework for awarding incentive payments, the Compensation Committee retains complete discretion over the final amount of the annual cash incentive payment, and has authority to award no payments even if the targets for all performance measures are met and award some payment for performance below the threshold performance level. However, the Compensation Committee does not have authority to grant awards in excess of the maximum annual cash incentive payment for which each executive is eligible. In making its payment determination, the Compensation Committee reviews the overall performance, including each executive’s contribution to the achievement of the performance measures, and may consider external factors, such as the overall economic environment.

Financial Measures

The following are the financial measures and actual results that the Compensation Committee considered for Messrs. Simon and Lamel for fiscal year 2008:

Financial Measure	Threshold	Target	Maximum (for Mr. Simon)	Actual
Revenue (FY08 vs. FY07)	+2.5%	+ 10% - 15%	+25%	+17.3%

Diluted Earnings Per Share – adjusted[1] (FY08 vs. FY07)	+7.5%	+17.5% - 22.5%	+25%	+20.7%

Gross Margin – adjusted[1] (FY08 vs. FY07)	Maintain Gross Margin flat	+25 basis points	+50 basis points	-95 basis points

EBITDA – adjusted[1] (FY08 vs. FY07)	+5%	+10%	+15%	+21.1%

Deliver a Plan for the next fiscal year (FY09) with revenue and earnings per share improvements as indicated vs. FY08 results	Revenue: +5.0% EPS: +5.0%	Revenue: +7.5% EPS: +7.5%	Revenue: +10.0% EPS: +10.0%	Revenue: +19.6% EPS: +12.7%

The financial measures for Mr. Carroll were proposed by Mr. Simon and approved by the Compensation Committee. Mr. Carroll’s financial measures related to revenue, operating income, gross margin and FY09 plan with respect to the reporting units he manages, and the Company’s earnings per share.

The revenue measures are designed to reflect our objective of developing new products and markets, growing top-line revenue and expanding our market share in existing markets. The EPS measure was designed to serve as an indicator of the Company’s profitability. The gross margin measures were designed to reflect the Company’s sales, manufacturing and distribution efficiency. The FY09 Plan measures were designed to provide an incentive for year over year performance growth. To ensure that we efficiently develop and expand our markets, the EBITDA measure was intended to motivate Mr. Simon and Mr. Lamel to manage our costs and

[1]

The “adjusted” financial measures referred to in the “Financial Measures” section are not defined under U.S. generally accepted accounting principles (“GAAP”) and are not deemed alternatives to measure performance under GAAP. As explained in this section, the annual incentive plan is based in part on certain financial goals, which may be adjusted from the GAAP results by the Compensation Committee at its discretion. We have presented certain information regarding these adjusted results solely to indicate the inputs to the annual incentive plan, as considered by the Compensation Committee. The adjusted results considered by the Compensation Committee are those which were presented by the Company in its earnings press release for the 2008 fiscal year.

take into account the appropriate level of expenses expected with our growth. Since Mr. Carroll is only responsible for certain reporting units, he was subject to the operating income measure rather than the EBITDA measure.

Strategic Direction and Leadership Measures

The Strategic Direction and Leadership performance measures provide recognition for contributions made to the overall performance of the Company and are intended to capture how the executive officer performed in areas that are not quantified in the financial measures metrics. As with the financial measures, the Compensation Committee adopted separate strategic direction and leadership measures for Messrs. Simon, Lamel and Carroll. The five strategic direction measures for Messrs. Simon and Lamel related to expanding the Company’s product lines, entering into new markets, acquiring new brands that compliment the Company’s existing product mix, and developing plans for certain business rationalization and consolidation initiatives. The leadership measures for Messrs. Simon and Lamel related to supplementing the executive management team and succession planning. The six strategic direction measures for Mr. Carroll related to expanding the top line growth rate of reporting units he manages via expanded distribution and the introduction of new products, integrating the operations of any newly acquired company, and developing and executing various measures to improve productivity and cost-savings of the Company. For Mr. Carroll, the leadership measures related to hiring additional executives and improving the management team of the reporting units he managed.

Fiscal 2008 Cash Incentive Determinations

Due to concerns regarding current economic conditions, the Compensation Committee delayed its determination of incentive compensation for Messrs. Simon, Lamel and Carroll for fiscal 2008 until February 2009, when the Compensation Committee approved the cash incentive payments for fiscal 2008 set forth below.

In assessing whether Messrs. Simon and Lamel satisfied their respective financial measures, the Compensation Committee took into account that each had successfully satisfied or exceeded, the financial measures other than the gross margin measure. Although the Compensation Committee took note of the inflationary environment and the impact this had on gross margins, Messrs. Simon and Lamel received no credit for their performance against this measure. The Compensation Committee also reviewed the strategic direction performance measures for each of Messrs. Simon and Lamel. The Compensation Committee noted that the Company had successfully expanded into new strategic categories and expanded its product lines, entered into new markets and strengthened its presence in the United Kingdom, completed several acquisitions and had implemented various business rationalization and consolidation measures. The Compensation Committee took into account that Messrs. Simon and Lamel had worked with the Compensation Committee to evaluate the strength of the management team, taken steps to add additional bench strength to the executive team (some of these efforts and results are expected to be realized in fiscal year 2009) and made organizational changes that enhanced the development of the existing team, including appointing Mr. Speiller as chief accounting officer.

The Compensation Committee reviewed whether Mr. Carroll had been able to satisfy each of the financial measures attributed to him and observed that revenue and operating income with respect to the reporting units managed by Mr. Carroll had exceeded their targets. The Compensation Committee noted that although adjusted gross margins declined compared to the prior fiscal year, Mr. Carroll’s efforts had generated increased productivity and increased pricing and Mr. Carroll had delivered a plan that exceeded his target. With respect to the strategic direction measures, the Compensation Committee recognized that Mr. Carroll had successfully integrated the Company’s nSpired acquisition and that he implemented certain measures that were expected to lead to cost-savings for the Company. The Compensation Committee also observed that Mr. Carroll had assembled management for the units he manages and that he had assumed additional responsibilities with respect to the Celestial Seasonings unit.

In determining the annual cash incentive payments for each NEO, the Compensation Committee first assessed each NEO’s individual performance and contribution to the previously established performance measures and arrived at an aggregate determination for the executive’s performance. In making this assessment for Messrs. Lamel and Carroll, the Compensation Committee also considered Mr. Simon’s evaluation of each executive’s performance. Based on this assessment, the Compensation Committee exercised its discretion and made an initial award determination for each NEO. The Compensation Committee then considered and adopted Mr. Simon’s recommendation to reduce such payments in light of recent economic conditions, and each NEO voluntarily agreed to such reduction.

The following table shows the target awards and the awards as initially determined by the Compensation Committee, as well as the actual awards after a reduction as result of the economic environment and the percentage of the target payment represented by that reduced award, for each participating NEO:

Name	Target Award (100% of Base Salary)	Initial Award Determination	Actual Award (After Reduction)	Actual Award as a Percentage of Target
Irwin D. Simon	$1,325,000	$1,730,000	$1,400,000	106%
Ira J. Lamel	$525,000	$435,000	$390,000	74%
John Carroll	$470,000	$470,000	$450,000	96%

A-4